EOS Inc.

Room 519, 5F., No. 372, Linsen N. Road

Zhongshan District

Taipei City 104, Taiwan (R.O.C.)

February 12, 2018

VIA EDGAR

W. John Cash

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	EOS Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016 Filed April 14, 2017 Form 10-Q for the Fiscal Quarter Ended September 30, 2017 Filed November 13, 2017 File No. 0-55661

Dear Mr. Cash,

EOS Inc. (the “Company”, “EOSS,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 22, 2017 regarding our Annual Report on Form 10-K (the “Annual Report”) previously filed on April 4, 2017 and our Quarterly Report on Form 10-Q (the “Quarterly Report”) previously filed on November 13, 2017. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended 10-K submitted accompanying this Response Letter is referred to as Amendment No. 1.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 9A. Controls and Procedures, page 12

Management’s Report of Internal Control over Financial Reporting, page 12

1.	Please revise future filings to specify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control — Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

Response: The 2013 COSO Integrated Framework was used to determine that the Company's internal control over financial reporting was not effective. On all future relevant filings, the Company will disclose the specific version of the COSO Integrated Framework used in determining the effectiveness of its internal control over financial reporting.

Form 10-Q for the Fiscal Quarter Ended September 30, 2017

Item 1. Financial Statements, page 3

Note 1. Nature of Operations and Summary of Accounting Policies, page 7

2.	We refer to your disclosure regarding the combination of entities under common control. Please expand your disclosure, in future filings, to clarify that the assets and liabilities of Emperor Star International Trade Co., Ltd. were transferred to you at their respective carrying amounts on the date of transaction. Additionally, please provide the disclosures required by ASC 805-50-50-2, as applicable.

Response: We will incorporate the Staff’s comments in future filings to expand the disclosure regarding the combination of entities under common control by clarifying that the assets and liabilities of Emperor Star International Trade Co., Ltd. were transferred to us at their respective carrying amounts on the date of transaction.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2210.

Very truly yours,

/s/ He-Siang Yang
He-Siang Yang
President

cc:	Joan Wu

Hunter Taubman Fischer & Li LLC